FOR IMMEDIATE RELEASE	April 19, 2023

Micromem Power Line Monitoring Project Update

Toronto, Ontario and New York, New York, April 19, 2023 - Micromem Technologies Inc. (CSE: MRM) (OTCQB: MMTIF) ("Micromem") ("the Company") has made a significant commitment since 2020 to build its expertise and its profile in technology designed for comprehensive, real time electrical power line monitoring.  Micromem personnel have attended multiple industry trade shows dealing with the electricity transmission sector. In 2021 the Company hired two graduate students in mechanical and electrical engineering for a term of 16 months each. Their role was to investigate market conditions and needs in the sector and to evaluate available technologies based in North America and in Europe.  Micromem forged a dialogue and a working relationship with two Canadian-based companies - the first of which is a large utility and the second one is a developer of energy storage technology.

By late 2021, the Company had accumulated relevant experience and insights into competing technologies that serve  this  industry sector.  At that point, Micromem began to develop a proposal for Transelectrica in Romania. The proposal deals with the electrical grid in Romania and how to introduce new technology to modernize and upgrade the operations of the electrical grid in that country.  The Company submitted their proposal in late 2022 and these negotiations are now being finalized.

Regarding the PLM technologies, new hardware will be selected and reviewed by Micromem, together with WING[1], Universitatea Petrol SI Gaze Ploiesti (the "University") and Augustine Professionals (the "Partners"). The new technology will be modified by Micromem for use by the Partners. The criteria are that the technology should be ready for field trials and ready to be connected to the new analytics software that is currently being developed.  It is expected that field trials for the new PLM technologies, including online analytics, will begin in Q4 2023.

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded (OTC QB: MMTIF, CSE: MRM), company analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-QB - Symbol: MMTIF

 CSE - Symbol: MRM

Shares issued 490,006,379

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-2023 Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com

[1] Technological Transfer Center accredited by the Ministry of Research, Innovation and Digitization…the largest national group of research & innovation companies, with almost 20 years of experience. www.wing.ro